Exhibit 99

To the Shareholders and Board of Directors of NorthWestern Corporation:

We represent that the audit of NORTHWESTERN CORPORATION (a Delaware corporation) AND ITS SUBSIDIARIES was subject to our quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Arthur Andersen LLP

Minneapolis, Minnesota
April 1, 2002